Exhibit 99.1



HCP Reports Second Quarter 2019 Results

IRVINE, CA, July 31, 2019 -- HCP, Inc. (NYSE: HCP) today announced results for the second quarter ended June 30, 2019. For the quarter, HCP generated a net loss of $0.03 per share, NAREIT FFO of $0.41 per share, FFO as adjusted of $0.44 per share and blended Total Portfolio SPP Cash NOI growth of 3.5%.

SECOND QUARTER 2019 FINANCIAL PERFORMANCE AND RECENT HIGHLIGHTS

– Closed on $842 million of acquisitions in the second quarter, including $803 million previously announced
- • $245 million previously announced acquisition of Sierra Point Towers in South San Francisco
- • $445 million previously announced acquisition of nine recently-built senior housing properties operated by Discovery Senior Living ("Discovery")
- • $113 million previously announced acquisition of three recently-built senior housing properties operated by Oakmont Senior Living ("Oakmont")
- • $24 million of other miscellaneous senior housing acquisitions
- • $15 million acquisition of an on-campus medical office building in Overland Park, Kansas (Kansas City MSA)

– Closed on $528 million of newly announced acquisitions in July 2019
- • $228 million four-building life science campus in Lexington, Massachusetts
- • $284 million portfolio of five recently-built senior housing properties in California operated by Oakmont
- • $16 million building on an existing HCP life science campus in the Sorrento Mesa submarket of San Diego, California

– Entered into an agreement to sell our direct financing lease interests in 13 non-core senior housing properties for $274 million

– Delivered Phase III of The Cove in South San Francisco, representing 324,000 square feet of Class A life science space that is 100% leased

– Added one on-campus medical office development with a total estimated spend of $12 million to our development program with HCA Healthcare ("HCA")

– Renewed the senior housing master lease with Aegis Living ("Aegis") whereby the existing rent will escalate at 3% per year through 2030

– Amended our lease agreements with Harbor Retirement Associates ("HRA") to create an 8-property master lease maturing in 2028

– Completed the previously announced conversion of an additional 15 senior housing properties operated by Sunrise Senior Living ("Sunrise") from triple-net leases to RIDEA structures

– Issued $1.3 billion of senior unsecured notes

– Upsized revolving credit facility to $2.5 billion and originated a $250 million unsecured term loan facility

– Sold 15.7 million shares of common stock under our ATM equity offering program for estimated net proceeds of $496 million

– Increased 2019 FFO as adjusted per share guidance by two cents at the midpoint and 2019 blended Total Portfolio SPP Cash NOI guidance by 50 basis points at the midpoint

– Named to Corporate Responsibility Magazine's 100 Best Corporate Citizens List for 2019 and became a constituent in the Dow Jones Global 1200 ESG Index for the first time in 2019

SECOND QUARTER COMPARISON

(in thousands, except per share amounts)	Three Months Ended June 30, 2019		Three Months Ended June 30, 2018	
	Amount	Per Share	Amount	Per Share
Net income (loss), diluted	$ (13,991)	$ (0.03)	$ 89,481	$ 0.19
NAREIT FFO, diluted	199,906	0.41	209,895	0.45
FFO as adjusted, diluted	214,385	0.44	219,483	0.47
FAD, diluted	196,551		190,103	

NAREIT FFO, FFO as adjusted, FAD, and SPP Cash NOI are supplemental non-GAAP financial measures that we believe are useful in evaluating the operating performance of real estate investment trusts (refer to the "Funds From Operations" and "Funds Available for Distribution" sections of this release for additional information). See "June 30, 2019 Discussion and Reconciliation of Non-GAAP Financial Measures" for definitions, discussions of their uses and inherent limitations, and reconciliations to the most directly comparable financial measures calculated and presented in accordance with GAAP on the Investor Relations section of our website at http://ir.hcpi.com/financial-reconciliation.

SAME PROPERTY PORTFOLIO OPERATING SUMMARY

The table below outlines the year-over-year three month and year-to-date SPP Cash NOI growth:

Year-Over-Year Total SPP Cash NOI Growth			
	% of Total SPP	Three Month	Year-To-Date
Senior housing	30.7%	1.4%	0.5%
Life science	26.0%	6.1%	6.5%
Medical office	37.1%	3.8%	4.2%
Other non-reportable segments ("Other")	6.1%	2.5%	2.4%
Total Portfolio	**100.0%**	**3.5%**	**3.5%**

RECENT TRANSACTION UPDATES

THE HARTWELL INNOVATION CAMPUS ACQUISITION

In July 2019, HCP acquired a $228 million life science campus known as The Hartwell Innovation Campus ("Hartwell") located in the suburban Boston submarket of Lexington, Massachusetts, which represents a 5.25% year one cash capitalization rate. The 277,000 square feet campus, comprised of four buildings, is 100% leased to seven biopharmaceutical and medical diagnostics tenants. The Hartwell acquisition brings HCP's life science presence in Boston to approximately one million square feet (inclusive of the 75 Hayden development) and is HCP's third campus owned in partnership with leading local partner King Street Properties.

OAKMONT PORTFOLIO ACQUISITION

In July 2019, HCP acquired a portfolio of five senior housing properties in California operated by Oakmont totaling 430 units for $284 million. The properties are located in Huntington Beach, Los Angeles, San Jose and San Francisco. The average age of the properties is less than two years. As part of the transaction, HCP assumed $112 million of secured debt and issued downREIT units at $32.05 per share for approximately 11% of the $284 million purchase price. The year one cash capitalization rate is in the mid 5's.

HCP continues to expand its relationship with Oakmont, demonstrating our commitment to grow with a top-tier operator and developer in high barrier to entry California markets.

SAN DIEGO LIFE SCIENCE ACQUISITION

In July 2019, HCP acquired a $16 million, two-story office building in the Sorrento Mesa submarket of San Diego. The 56,000 square foot property is located on HCP's Directors Place campus which includes two existing life science buildings and a future development site. HCP intends to place the property into redevelopment in 2020 upon the expiration of the in-place leases and convert the building from office to lab. This value-add acquisition has an expected yield of 8% upon stabilization.

OVERLAND PARK ACQUISITION

In May 2019, HCP acquired a medical office building in Overland Park, an affluent suburb of Kansas City. The purchase price was $15 million, which represents a 5.5% year one cash capitalization rate. The 38,000 square foot property is 100% leased and is located on campus of HCA's Midwest Menorah Medical Center, a 154-bed acute care leading local hospital. This acquisition augments our local footprint, as we already own an existing 59,000 square foot medical office building on the same campus.

PRIME CARE DISPOSITION

HCP entered into a definitive agreement to sell our direct financing lease interests in 13 non-core senior housing properties to Prime Care, LLC and its affiliates ("Prime Care") for $274 million. The properties are currently leased to Prime Care under direct financing leases and were acquired by HCP as part of the CNL transaction in 2006. The properties are managed by Sunrise (11) and Harbor Retirement Associates ("HRA") (2). The direct financing leases have bargain purchase options at lease maturity.

The disposition of these properties is consistent with HCP's strategy of eliminating complex financing arrangements that do not align incentives among the parties, and recycling capital into newer properties. The transaction has a yield on sale of 8.2% and is expected to close in the third quarter of 2019.

AEGIS LEASE RENEWAL

HCP renewed the 10-property senior housing master lease with Aegis for an additional 10 years. The master lease now matures in July 2030. These are high-quality, high-performing properties in Seattle and California with strong coverage.

HRA LEASE AMENDMENT

In the second quarter, HCP entered into an agreement with HRA to amend the existing leases. HCP will sell six low performing non core properties and combine the remaining 8 properties into a single master lease with a common maturity date in December 2028 and 2.5% annual escalators. HCP received improved lease covenants and guaranties, and will fund up to $10 million of capital improvements which will generate a yield of 6.5%. The restructuring also improves the geographic footprint and asset quality of HCP's HRA portfolio.

DEVELOPMENT UPDATES

MEDICAL OFFICE DEVELOPMENT PROGRAM WITH HCA

In July 2019, HCP signed a definitive agreement on a $12 million, 42,000 square foot, on-campus medical office development, located in Brooksville, Florida (Tampa MSA). The project consists of a two-story medical office building located on HCA's Oak Hill Hospital campus. HCA has committed to lease 55% of the space.

HCP's development program with HCA now includes five development projects, with a total estimated development spend of approximately $110 million.

THE COVE PHASE III DELIVERY

In the second quarter of 2019, HCP completed and delivered Phase III of The Cove, which consists of 324,000 square feet of Class A life science space. The two completed buildings are part of HCP's best-in-class, one million square foot life science campus in South San Francisco and are 100% occupied by a strong roster of tenants generating a stabilized yield of approximately 9.5%. The completion of this development project further solidifies our position as the dominant life science landlord in South San Francisco.

PREVIOUSLY ANNOUNCED TRANSACTION UPDATES

SIERRA POINT TOWERS ACQUISITION

During the second quarter of 2019, HCP completed the previously announced acquisition of Sierra Point Towers, a 427,000 square foot, two-building life science and office campus in the South San Francisco life science submarket for $245 million. Sierra Point Towers is strategically located adjacent to our The Shore at Sierra Point development project and together creates a Class A life science campus with over one million square feet.

DISCOVERY PORTFOLIO ACQUISITION

In April 2019, HCP closed on the previously announced acquisition of nine newly-built senior housing properties operated by Discovery for $445 million. The properties are located in the high-growth markets of Florida (7), Georgia (1) and Texas (1).

OAKMONT PORTFOLIO ACQUISITION

In May 2019, HCP closed on the previously announced acquisition of three newly-built senior housing properties operated by Oakmont and located in California (Los Angeles, Bay Area, and Sacramento) for $113 million.

SUNRISE RIDEA CONVERSIONS

In the second quarter of 2019, HCP completed the previously announced conversion of 15 high quality senior housing properties operated by Sunrise from triple-net leases to RIDEA structures. This is in addition to the 18 Sunrise senior housing properties converted to RIDEA in the prior quarter. HCP remains on track to convert two additional Sunrise triple-net lease properties to RIDEA structures in the second half of 2019. Sunrise will remain the operator of all 35 properties.

BALANCE SHEET AND CAPITAL MARKET ACTIVITIES

SENIOR UNSECURED NOTES

In July 2019, HCP completed a public offering of senior unsecured notes for total gross proceeds of $1.3 billion across two tranches: $650 million of 3.250% notes due 2026 and $650 million of 3.500% notes due 2029.

Net proceeds from the offering were used to (i) redeem all of HCP's outstanding $800 million 2.625% senior unsecured notes due February 2020 and (ii) repurchase $250 million of HCP's 4.000% senior unsecured notes due 2022 and $250 million of HCP's 4.250% senior unsecured notes due 2023, pursuant to tender offers completed in July 2019.

In connection with the foregoing redemption and tender offers, HCP incurred a loss on debt extinguishment of approximately $35 million in July 2019.

REVOLVING CREDIT FACILITY AND NEW TERM LOAN

In May 2019, HCP closed on a $2.5 billion unsecured revolving credit facility ("credit facility") and a new five year $250 million unsecured term loan. HCP successfully reduced its borrowing costs by 5 basis points under the credit facility and extended the maturity date to May 23, 2023, plus two six-month extension options at HCP's discretion. Based on HCP's current senior unsecured long-term debt ratings, the credit facility bears interest annually at LIBOR plus 82.5 basis points with a facility fee of 15 basis points, and the term loan bears interest annually at LIBOR plus 90 basis points.

At June 30, 2019, HCP had $2 billion available under its credit facility.

EQUITY CAPITAL MARKETS ACTIVITY

From May through July 2019, we sold 15.7 million shares of common stock under our ATM program at an initial weighted average net price of $31.53 per share.

- 9.8 million shares of common stock were sold via forward sales agreements
- 5.9 million shares of common stock were sold directly for net proceeds of $189 million

As of July 3, 2019, HCP had settled seven million shares that were sold under forward sales agreements for net proceeds of $213 million, and 23 million shares remained outstanding under forward contracts. We expect to settle the remaining forward contracts within the next 12 months to fund acquisition, development and other investment activities.

DIVIDEND

On July 25, 2019, we announced that our Board declared a quarterly cash dividend of $0.37 per common share. The dividend will be paid on August 20, 2019, to stockholders of record as of the market close on August 5, 2019.

SUSTAINABILITY

In May 2019, HCP was named to Corporate Responsibility (CR) Magazine's 100 Best Corporate Citizens List for 2019. The roster recognizes the standout environmental, social and governance ("ESG") performance of public companies across the United States. Furthermore, for the first time, we were named as a constituent in the Dow Jones Global 1200 ESG Index. More information about HCP's sustainability efforts, including a link to our Sustainability Report, is available on our website at www.hcpi.com/sustainability.

2019 GUIDANCE

For full year 2019, we are updating the following guidance ranges:

- Diluted net income per share to range between $0.15 to $0.21

- Diluted NAREIT FFO per share of $1.62 to $1.66

- Diluted FFO as adjusted per share of $1.73 to $1.77

- Blended Total Portfolio SPP Cash NOI growth of 2% to 3%

These estimates do not reflect the potential impact from unannounced future transactions other than capital recycling activities. For additional details and information regarding these estimates, refer to the 2019 Guidance section of our corresponding Supplemental Report and the Discussion and Reconciliation of Non-GAAP Financial Measures, which are both available in the Investor Relations section of our website at http://ir.hcpi.com.

COMPANY INFORMATION

HCP has scheduled a conference call and webcast for Thursday, August 1, 2019, at 9:00 a.m. Pacific Time (12:00 p.m. Eastern Time) to present its performance and operating results for the second quarter ended June 30, 2019. The conference call is accessible by dialing (888) 317-6003 (U.S.) or (412) 317-6061 (International). The conference ID number is 4351219. You may also access the conference call via webcast in the Investor Relations section of our website at http://ir.hcpi.com. An archive of the webcast will be available on HCP's website through August 1, 2020, and a telephonic replay can be accessed through August 16, 2019, by dialing (877) 344-7529 (U.S.) or (412) 317-0088 (International) and entering conference ID number 10132487. Our Supplemental Report for the current period is also available, with this earnings release, in the Investor Relations section of our website.

ABOUT HCP

HCP, Inc. is a fully integrated real estate investment trust (REIT) that invests in real estate serving the healthcare industry in the United States. HCP owns a large-scale portfolio primarily diversified across life science, medical office and senior housing. Recognized as a global leader in sustainability, HCP has been a publicly-traded company since 1985 and was the first healthcare REIT selected to the S&P 500 index. For more information regarding HCP, visit www.hcpi.com.

FORWARD-LOOKING STATEMENTS

Statements in this release that are not historical facts are "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Forward-looking statements include, among other things, statements regarding our and our officers' intent, belief or expectation as identified by the use of words such as "may," "will," "project," "expect," "believe," "intend," "anticipate," "seek," "target," "forecast," "plan," "potential," "estimate," "could," "would," "should" and other comparable and derivative terms or the negatives thereof. Examples of forward-looking statements include, among other things: (i) statements regarding timing, outcomes and other details relating to current, pending or contemplated acquisitions, dispositions, transitions, developments, redevelopments, joint venture transactions, capital recycling plans, financing activities, or other transactions discussed in this release, including without limitation those described under the headings "Recent Transaction Updates," "Development Updates," "Previously Announced Transaction Updates" and "Balance Sheet and Capital Markets Activities"; (ii) statements regarding the payment of a quarterly cash dividend; and (iii) all statements under the heading "2019 Guidance," including without limitation with respect to expected net income, NAREIT FFO per share, FFO as adjusted per share, SPP Cash NOI growth and other financial projections and assumptions, as well as comparable statements included in other sections of this release. Forward-looking statements reflect our current expectations and views about future events and are subject to risks and uncertainties that could significantly affect our future financial condition and results of operations. While forward-looking statements reflect our good faith belief and assumptions we believe to be reasonable based upon current information, we can give no assurance that our expectations or forecasts will be attained. Further, we cannot guarantee the accuracy of any such forward-looking statement contained in this release, and such forward-looking statements are subject to known and unknown risks and uncertainties that are difficult to predict. These risks and uncertainties include, but are not limited to: our reliance on a concentration of a small number of tenants and operators for a significant percentage of our revenues and net operating income; the financial condition of our existing and future tenants, operators and borrowers, including potential bankruptcies and downturns in their businesses, and their legal and regulatory proceedings, which results in uncertainties regarding our ability to continue to realize the full benefit of such tenants' and operators' leases and borrowers' loans; the ability of our existing and future tenants, operators and borrowers to conduct their respective businesses in a manner sufficient to maintain or increase their revenues and manage their expenses in order to generate sufficient income to make rent and loan payments to us and our ability to recover investments made, if applicable, in their operations; our concentration in the healthcare property sector, particularly in senior housing, life sciences and medical office buildings, which makes our profitability more vulnerable to a downturn in a specific sector than if we were investing in multiple industries; operational risks associated with third party management contracts, including the additional regulation and liabilities of our RIDEA lease structures; the effect on us and our tenants and operators of legislation, executive orders and other legal requirements, including compliance with the Americans with Disabilities Act, fire, safety and health regulations, environmental laws, the Affordable Care Act, licensure, certification and inspection requirements, and laws addressing entitlement programs and related services, including Medicare and Medicaid, which may result in future reductions in reimbursements or fines for noncompliance; our ability to identify replacement tenants and operators and the potential renovation costs and regulatory approvals associated therewith; the risks associated with property development and redevelopment, including costs above original estimates, project delays and lower occupancy rates and rents than expected; the potential impact of uninsured or underinsured losses; the risks associated with our investments in joint ventures and unconsolidated entities, including our lack of sole decision making authority and our reliance on our partners' financial condition and continued cooperation; competition for the acquisition and financing of suitable healthcare properties as well as competition for tenants and operators, including with respect to new leases and mortgages and the renewal or rollover of existing leases; our or our counterparties' ability to fulfill obligations, such as financing conditions and/or regulatory approval requirements, required to successfully consummate acquisitions, dispositions, transitions, developments, redevelopments, joint venture transactions or other transactions; our ability to achieve the benefits of acquisitions or other investments within expected time frames or at all, or within expected cost projections; the potential impact on us and our tenants, operators and borrowers from current and future litigation matters, including the possibility of larger than expected litigation costs, adverse results and related developments; changes in federal, state or local laws and regulations, including those affecting the healthcare industry that affect our costs of compliance or increase the costs, or otherwise affect the operations, of our tenants and operators; our ability to foreclose on collateral securing our real estate-related loans; volatility or uncertainty in the capital markets, the availability and cost of capital as impacted by interest rates, changes in our credit ratings, the value of our common stock, and other conditions that may adversely impact our ability to fund our obligations or consummate transactions, or reduce the earnings from potential transactions; changes in global, national and local economic and other conditions, including currency exchange rates; our ability to manage our indebtedness level and changes in the terms of such indebtedness; competition for skilled management and other key personnel; our reliance on information technology systems and the potential impact of system failures, disruptions or breaches; our ability to maintain our qualification as a real estate investment trust; and other risks and uncertainties described from time to time in our Securities and Exchange Commission filings. Except as required by law, we do not undertake, and hereby disclaim, any obligation to update any forward-looking statements, which speak only as of the date on which they are made.

CONTACT

Andrew Johns
Vice President – Finance and Investor Relations
949-407-0400

HCP, Inc.
Consolidated Balance Sheets
In thousands, except share and per share data
(unaudited)

	June 30, 2019	December 31, 2018
Assets		
Real estate:		
Buildings and improvements	$ 11,784,671	$ 10,877,248
Development costs and construction in progress	496,662	537,643
Land	1,879,227	1,637,506
Accumulated depreciation and amortization	(2,926,656)	(2,842,947)
Net real estate	11,233,904	10,209,450
Net investment in direct financing leases	357,104	713,818
Loans receivable, net	124,559	62,998
Investments in and advances to unconsolidated joint ventures	518,033	540,088
Accounts receivable, net of allowance of $6,899 and $5,127	53,840	48,171
Cash and cash equivalents	130,521	110,790
Restricted cash	25,531	29,056
Intangible assets, net	317,960	305,079
Assets held for sale, net	160,999	108,086
Right-of-use asset, net	172,424	—
Other assets, net	618,218	591,017
Total assets	$ 13,713,093	$ 12,718,553
Liabilities and Equity		
Bank line of credit	$ 530,004	$ 80,103
Term loan	248,821	—
Senior unsecured notes	5,262,694	5,258,550
Mortgage debt	161,829	138,470
Other debt	87,211	90,785
Intangible liabilities, net	53,771	54,663
Liabilities of assets held for sale, net	30,093	1,125
Lease liability	154,877	—
Accounts payable and accrued liabilities	371,235	391,583
Deferred revenue	193,286	190,683
Total liabilities	7,093,821	6,205,962
Commitments and contingencies		
Common stock, $1.00 par value: 750,000,000 shares authorized; 491,108,584 and 477,496,499 shares issued and outstanding	491,109	477,496
Additional paid-in capital	8,801,037	8,398,847
Cumulative dividends in excess of earnings	(3,233,283)	(2,927,196)
Accumulated other comprehensive income (loss)	(4,459)	(4,708)
Total stockholders' equity	6,054,404	5,944,439
Joint venture partners	388,617	391,401
Non-managing member unitholders	176,251	176,751
Total noncontrolling interests	564,868	568,152
Total equity	6,619,272	6,512,591
Total liabilities and equity	$ 13,713,093	$ 12,718,553

HCP, Inc.
Consolidated Statements of Operations
In thousands, except per share data
(unaudited)

	Three Months Ended June 30,		Six Months Ended June 30,	
	2019	2018	2019	2018
	(unaudited)			
Revenues:				
Rental and related revenues	$ 301,197	$ 317,840	$ 595,419	$ 634,592
Resident fees and services	177,766	136,774	304,461	279,588
Income from direct financing leases	10,190	13,490	23,714	26,756
Interest income	2,414	1,447	4,127	7,812
Total revenues	491,567	469,551	927,721	948,748
Costs and expenses:				
Interest expense	56,942	73,038	106,269	148,140
Depreciation and amortization	165,296	143,292	297,247	286,542
Operating	213,993	173,866	382,920	346,418
General and administrative	27,120	22,514	48,475	51,689
Transaction costs	1,337	2,404	5,855	4,599
Impairments (recoveries), net	68,538	13,912	77,396	13,912
Total costs and expenses	533,226	429,026	918,162	851,300
Other income (expense):				
Gain (loss) on sales of real estate, net	11,448	46,064	19,492	66,879
Loss on debt extinguishments	(1,135)	—	(1,135)	—
Other income (expense), net	21,008	1,786	24,141	(38,621)
Total other income (expense), net	31,321	47,850	42,498	28,258
Income (loss) before income taxes and equity income (loss) from unconsolidated joint ventures	(10,338)	88,375	52,057	125,706
Income tax benefit (expense)	1,864	4,654	5,322	9,990
Equity income (loss) from unconsolidated joint ventures	(1,506)	(101)	(2,369)	469
Net income (loss)	(9,980)	92,928	55,010	136,165
Noncontrolling interests' share in earnings	(3,617)	(2,986)	(7,137)	(5,991)
Net income (loss) attributable to HCP, Inc.	(13,597)	89,942	47,873	130,174
Participating securities' share in earnings	(394)	(461)	(837)	(852)
Net income (loss) applicable to common shares	$ (13,991)	$ 89,481	$ 47,036	$ 129,322
Earnings per common share:				
Basic	$ (0.03)	$ 0.19	$ 0.10	$ 0.28
Diluted	$ (0.03)	$ 0.19	$ 0.10	$ 0.28
Weighted average shares outstanding:				
Basic	478,739	469,769	478,260	469,664
Diluted	478,739	469,941	479,885	469,799

HCP, Inc.

Funds From Operations
In thousands, except per share data
(unaudited)

	Three Months Ended June 30,		Six Months Ended June 30,	
	2019	2018	2019	2018
Net income (loss) applicable to common shares	$ (13,991)	$ 89,481	$ 47,036	$ 129,322
Real estate related depreciation and amortization	165,296	143,292	297,247	286,542
Real estate related depreciation and amortization on unconsolidated joint ventures	15,123	16,162	30,200	33,550
Real estate related depreciation and amortization on noncontrolling interests and other	(5,013)	(1,664)	(9,934)	(4,207)
Other real estate-related depreciation and amortization	1,357	1,268	3,442	2,563
Loss (gain) on sales of real estate, net	(11,448)	(46,064)	(19,492)	(66,879)
Loss (gain) on sales of real estate, net on noncontrolling interests	208	—	208	—
Loss (gain) upon consolidation of real estate, net[1]	(11,501)	—	(11,501)	41,017
Taxes associated with real estate dispositions	—	1,147	—	1,147
Impairments (recoveries) of depreciable real estate, net	58,391	6,273	67,249	6,273
NAREIT FFO applicable to common shares	198,422	209,895	404,455	429,328
Distributions on dilutive convertible units and other	1,484	—	3,279	—
Diluted NAREIT FFO applicable to common shares	$ 199,906	$ 209,895	$ 407,734	$ 429,328
Diluted NAREIT FFO per common share	$ 0.41	$ 0.45	$ 0.84	$ 0.91
Weighted average shares outstanding - diluted NAREIT FFO	485,054	469,941	484,435	469,799
Impact of adjustments to NAREIT FFO:				
Transaction-related items	$ 6,435	$ 1,993	$ 12,324	$ 3,934
Other impairments (recoveries) and losses (gains), net[2]	10,147	7,639	10,147	4,341
Severance and related charges[3]	3,728	—	3,728	8,738
Loss on debt extinguishments	1,135	—	1,135	—
Litigation costs (recoveries)	(527)	179	(399)	585
Casualty-related charges (recoveries), net[4]	(6,242)	—	(6,242)	—
Foreign currency remeasurement losses (gains)	(159)	(195)	(187)	(65)
Total adjustments	14,517	9,616	20,506	17,533
FFO as adjusted applicable to common shares	212,939	219,511	424,961	446,861
Distributions on dilutive convertible units and other	1,446	(28)	3,226	(45)
Diluted FFO as adjusted applicable to common shares	$ 214,385	$ 219,483	$ 428,187	$ 446,816
Diluted FFO as adjusted per common share	$ 0.44	$ 0.47	$ 0.88	$ 0.95
Weighted average shares outstanding - diluted FFO as adjusted	485,054	469,941	484,435	469,799

(1) For the three and six months ended June 30, 2019, represents the gain related to the acquisition of the outstanding equity interests in a previously unconsolidated senior housing joint venture. For the six months ended June 30, 2018, represents the loss on consolidation of seven U.K. care homes.

(2) For the three and six months ended June 30, 2019, represents the impairment of 13 senior housing triple-net facilities under DFLs recognized as a result of entering into sales agreements. For the three months ended June 30, 2018, represents the impairment of an undeveloped life science land parcel classified as held for sale. For the six months ended June 30, 2018, represents the impairment of an undeveloped life science land parcel classified as held for sale, partially offset by an impairment recovery upon the sale of our Tandem Mezzanine Loan in March 2018.

(3) For the three and six months ended June 30, 2019, relates to the departure of certain former employees. For the six months ended June 30, 2018, primarily relates to the departure of our former Executive Chairman, which consisted of $6 million of cash severance and $3 million of equity award vestings.

(4) For the three and six months ended June 30, 2019, represents incremental insurance proceeds received for property damage and other associated costs related to hurricanes in 2017.

HCP, Inc.
Funds Available for Distribution
In thousands
(unaudited)

	Three Months Ended June 30,		Six Months Ended June 30,	
	2019	2018	2019	2018
FFO as adjusted applicable to common shares	$ 212,939	$ 219,511	$ 424,961	$ 446,861
Amortization of deferred compensation[1]	4,308	4,299	7,898	7,719
Amortization of deferred financing costs	2,740	3,355	5,440	6,690
Straight-line rents	(5,695)	(5,793)	(11,940)	(16,479)
FAD capital expenditures	(19,513)	(26,346)	(38,733)	(45,592)
Lease restructure payments	292	303	580	601
CCRC entrance fees[2]	4,845	3,652	8,340	6,679
Deferred income taxes	(3,897)	(5,731)	(7,629)	(7,871)
Other FAD adjustments[3]	(952)	(3,147)	(2,381)	(6,774)
FAD applicable to common shares	195,067	190,103	386,536	391,834
Distributions on dilutive convertible units and other	1,484	—	3,278	—
Diluted FAD applicable to common shares	**$ 196,551**	**$ 190,103**	**$ 389,814**	**$ 391,834**
Weighted average shares outstanding - diluted FAD	485,054	469,941	484,435	469,799

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(1) Excludes amounts related to the acceleration of deferred compensation for restricted stock units that vested upon the departure of certain former employees, which have already been excluded from FFO as adjusted in severance and related charges.

(2) Represents our 49% share of our CCRC JV's non-refundable entrance fees collected in excess of amortization.

(3) Primarily includes our share of FAD capital expenditures from unconsolidated joint ventures, partially offset by noncontrolling interests' share of FAD capital expenditures from consolidated joint ventures.